April 28, 2025

Scott Maskin
Chief Executive Officer
SUNation Energy, Inc.
171 Remington Boulevard
Ronkonkoma, NY 11779

       Re: SUNation Energy, Inc.
           Registration Statement on Form S-3
           Filed on April 22, 2025
           File No. 333-286663
Dear Scott Maskin:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Theodore Ghorra